EXHIBIT 12

BANK OF HAWAII CORPORATION

EXHIBIT 12—STATEMENT REGARDING COMPUTATION OF RATIOS
Six Months Ended June 30, 2002 and 2001

	2002		2001
	(dollars in millions)
Earnings:
1. Income Before Income Taxes	$96.4		$107.8
2. Plus: Fixed Charges Including Interest on Deposits	83.3		222.5

3. Earnings Including Fixed Charges	179.7		330.3
4. Less: Interest on Deposits	46.1		132.0

5. Earnings Excluding Interest on Deposits	$133.6		$198.3

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$83.3		$222.5
7. Less: Interest on Deposits	46.1		132.0

8. Fixed Charges Excluding Interest on Deposits	$37.2		$90.5

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	2.2	x	1.5	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	3.6	x	2.2	x